Exhibit 22.2
                        The Company's 1997 Annual Report

                        CITIZENS COMMUNITY BANCORP, INC.

                               1997 ANNUAL REPORT

                               1997 ANNUAL REPORT




Contents                                                               Page

Corporate Profile and General Information................................1

Common Stock Prices and Dividends........................................1

Consolidated Financial Highlights........................................2

Message from the Chairman..............................................3-4

Selected Financial Data..................................................5

Management's Discussion and Analysis of Financial Condition
         and Results of Operations....................................6-18

Consolidated Financial Statements....................................19-34

Independent Auditors' Report............................................20

Officers and Directors..................................................36

                                CORPORATE PROFILE


Citizens Community Bancorp, Inc. (the "Holding Company") was incorporated on May 24, 1995. The Holding Company owns 100% of the outstanding common stock of Citizens Community Bank of Florida (the "Bank") and Citizens Financial Corp. ("Citizens Financial") (collectively the "Company"). The Holding Company was organized simultaneously with the Bank and its only business is the ownership and operation of the Bank and Citizens Financial. The Bank is a Florida state-chartered commercial bank and is insured by the Federal Deposit Insurance Corporation. The Bank opened for business on March 8, 1996, and provides community banking services to businesses and individuals in Collier County, Florida. Citizens Financial is a mortgage broker operating in Southwest Florida. The Company has adopted a fiscal year ending December 31. At December 31, 1997, the Company operated two retail banking offices, one in Marco Island, Florida and one in Naples, Florida and had total assets of $44.4 million and total stockholders' equity of $6.8 million. The Board of Directors voted to split the Company's common stock two-for-one effective December 15, 1997; all share information presented in this report reflects this stock split.

                               GENERAL INFORMATION

Corporate
Headquarters                650 East Elkcam Circle Marco  Island,  Florida 34145
                            (941) 389-1800

Annual Meeting              The Annual Meeting of the Stockholders  will be held
                            at the Marriotts'  Marco Island Resort and Golf Club
                            located  at  400  South  Collier  Boulevard,   Marco
                            Island, Florida at 4:00 P.M., April 30, 1998.

Form 10-K                   A  copy  of the  Form  10-KSB,  as  filed  with  the
                            Securities and Exchange Commission, may be obtained by stockholders without charge upon written request to Mr. Stephen A. McLaughlin, Vice President -
                            Secretary - Treasurer,  Citizens  Community Bancorp,
                            Inc., 650 East Elkcam Circle, Marco Island,  Florida
                            34145.

Transfer Agent and
Registrar                   Citizens Community Bancorp, Inc.
                            650 East Elkcam Circle
                            Marco Island, Florida  34145

Corporate Counsel           Igler & Dougherty, P.A.
                            1501 Park Avenue East
                            Tallahassee, Florida  32301

Independent
Auditors                    Hacker, Johnson, Cohen & Grieb PA
                            Certified Public Accountants
                            500 North Westshore Boulevard
                            Tampa, Florida  33609

                        COMMON STOCK PRICES AND DIVIDENDS

Although there is no established public trading market for the Company's common stock, the brokerage firm of A.G. Edwards & Sons, Inc., from time-to-time facilitates occasional trades of the Company's common stock in the over-the-counter market. The stock was originally offered and sold in a public offering in 1996 for $4.50 per share. The Company has never paid cash dividends. Future dividends, if any, will be determined by the Board of Directors.

As of February 5, 1998, the Company had 532 holders of record of common stock.





                        CONSOLIDATED FINANCIAL HIGHLIGHTS

                   At December 31, or For the Year Then Ended
                (Dollars in thousands, except per share figures)

                                                                                                      1997           1996
                                                                                                      ----           ----
At Year End:

         Assets...............................................................................    $ 44,422        25,027
         Loans, net...........................................................................      26,420        12,116
         Securities...........................................................................       2,499         2,240
         Deposits.............................................................................      36,938        17,885
         Stockholders' equity.................................................................       6,771         5,964
         Book value per share.................................................................        4.31          4.22
         Shares outstanding (1)...............................................................   1,571,624     1,415,220
         Equity-to-assets ratio...............................................................       15.24%        23.83%
         Nonperforming assets-to-total assets ratio...........................................         NIL           NIL

For The Year:

         Interest income......................................................................       2,523           740
         Net income (loss)....................................................................         110          (342)
         Basic earnings (loss) per share (1)..................................................         .07          (.26)
         Diluted earnings (loss) per share (1)................................................         .07          (.26)
         Return on average assets.............................................................         .30%       (2.71%)
         Return on average equity.............................................................        1.72%      (10.35%)
         Average equity-to-average assets ratio...............................................       17.47%        26.16%
         Noninterest expenses to average assets...............................................        3.45          7.24


                                                                                                          Average Yield
                                                                                                              or Rate
                                                                                                            During the
                                                                                                            Year Ended
                                                                                                           December 31,
                                                                                                      1997      1996
                                                                                                      ----      ----
Yields and Rates:

         Loan portfolio.......................................................................        9.32%         8.39%
         Securities...........................................................................        6.01          5.78
         Other interest-earnings assets.......................................................        5.50          5.62
         All interest-earnings assets.........................................................        8.04          6.61
         Deposits and borrowings..............................................................        4.02          4.28
         Interest-rate spread (2).............................................................        4.02          2.33
         Net interest margin (3)..............................................................        4.20          4.08

-----------------

(1)      All share amounts  reflect the 2 for 1 stock split  effective  December
         15, 1997.
(2) Average yield on all interest-earning assets less average rate paid on all interest-bearing liabilities.
(3)      Net interest income divided by average interest-earning assets.

                            MESSAGE FROM THE CHAIRMAN


         On behalf of management and the Board of Directors, I am pleased to present the 1997 Annual Report for Citizens Community Bancorp, Inc. The Annual Report is presented in a standard format and the information and financial statements contained therein are set forth in accordance with generally accepted accounting principals. References to share amounts have been adjusted to reflect the two-for-one stock split, effective December 15, 1997.

         The year ended December 31, 1997, was the Company's first full year of operation and a number of important initiatives and goals were achieved. I would like to take this opportunity to discuss some of the more notable accomplishments for 1997.

         Earnings. For the first time since commencing its operations, the Company achieved positive earnings in all four consecutive quarters. Consolidated net earnings for the year ended December 31, 1997, were $109,506, or $.07 per share, as compared to a loss of $(342,255) or $(.26) per share for 1996. While we are pleased that Citizens became profitable in its first full year of operations, we must continue to strive to steadily increase earnings for 1998.

         Growth. For the year ended December 31, 1997, the Company had total consolidated assets of $44.4 million from $25.0 million for the year ended December 31, 1996, an 89% increase for the 12-month period. Consolidated net loans increased to $26.4 million, which represents an increase of 118% for the period. Consolidated stockholders' equity was $6.8 million, or 15.2% of total assets. As of December 31, 1997 there were 646,375 shares available for issue under Warrants that had not been exercised. The Warrants will expire on June 16, 1998. If the Warrants are fully exercised, the Company's stockholders' equity would increase to approximately $10.0 million. This capital level would make Citizens one of the better capitalized small banks in Southwest Florida, which we believe will provide sufficient capital to support anticipated growth.

         Personnel. Our goal in 1997 was to establish a solid executive banking staff. We believe we accomplished this goal with the addition of Michael A. Micallef, David Klein and Sharon Ginn. The first addition was David Klein, who was hired as Vice President and Loan Officer for Citizens Community Bank and presently serves as EVP. David has almost 20 years of banking experience in all areas of commercial lending. He was formerly with Bank of Bowie in Prince George's County, Maryland, where he served as Vice President and Loan Officer.

         Michael Micallef was brought in to add stability and experience to the President and Chief Executive position at Citizens Community Bank. Michael has over 30 years of banking experience, the past 19 years of which have been in South Florida. He was formerly the President and Chief Executive Officer of Bank Boynton, Boynton Beach, Florida.

         The final addition was Sharon Ginn, who was named Vice President and Cashier of Citizens Community Bank in November, 1997. Sharon brings with her an extensive bank accounting background. She was formerly with First National Bank and Trust Co. of the Treasure Coast, Stuart, Florida, where she served as an AVP/Accounting Manager.

         At December 31, 1997, the Company had 19 full-time employees and 6 part-time employees.

         Other. With the continued consolidation within the banking industry due to mergers and acquisitions, the most recent being the acquisitions of Barnett Banks, Inc., Jacksonville, Florida by NationsBank and Mercantile Bank in Naples, Florida, by First National Bank of Pennsylvania, we envision that new opportunities will arise which will allow the Company to expand its presence in Southwest Florida. One of the major advantages that a locally-owned community bank has is its ability to be responsive to customer needs. The operative word is service. We can make credit decisions locally, which provides a quick turn around for loan applications. While we will not compromise our underwriting standards, we believe customers want to know as quickly as possible if your institution will be able to accommodate their loan request.

         We intend to develop long-term banking relationships within the communities we serve. This will require us to remain competitive in the products and technological services that we offer. We recognize that as a young bank we cannot provide every service or product that is available. Rather, we intend to provide the services and products which best suit the expertise of our staff and will provide greater profitability to the Company. To meet the business needs of Marco Island and Naples, we have instituted a Courier Service which went into effect in mid-February, 1998. We have also targeted new branch locations in Naples to further expand our presence and customer base in our primary service area. The Company will continue to explore potential growth areas as they become available, with our ultimate focus on enhancing shareholder value.

         The Company has a web site  (www.ccbank.com)  where our  customers  and
shareholders,   can  obtain  the  latest  information  about  the  Company.   In
conclusion, we want to thank you for your continued support of our efforts.

Sincerely,

CITIZENS COMMUNITY BANCORP, INC.

/s/ Richard Storm, Jr.

Richard Storm, Jr.
Chairman

March 31, 1998

                             SELECTED FINANCIAL DATA

                   At December 31, or for the Year then Ended
                (Dollars in thousands, except per share figures)

                                                                                                      1997          1996
                                                                                                      ----          ----
At Year End:
Cash and cash equivalents.................................................................        $ 12,211         8,042
Securities................................................................................           2,499         2,240
Loans, net................................................................................          26,420        12,116
All other assets..........................................................................           3,292         2,630
                                                                                                   -------      --------

         Total assets.....................................................................        $ 44,422        25,028
                                                                                                    ======       =======

Deposit accounts..........................................................................          36,938        17,885
All other liabilities.....................................................................             713         1,179
Stockholders' equity......................................................................           6,771         5,964
                                                                                                    ------       -------

         Total liabilities and stockholders' equity.......................................        $ 44,422        25,028
                                                                                                    ======       =======

For the Year:

Total interest income.....................................................................           2,523           740
Total interest expense....................................................................           1,208           283
                                                                                                    ------      --------

Net interest income.......................................................................           1,315           457
Provision for loan losses.................................................................             153           145
                                                                                                   -------      --------

Net interest income after provision for loan losses.......................................           1,162           312
                                                                                                    ------      --------

Noninterest income........................................................................             273            70
Noninterest expenses......................................................................           1,260           915
                                                                                                    ------      --------

Earnings (loss) before income tax credit..................................................             175          (533)
Income taxes (benefit)....................................................................              65          (191)
                                                                                                   -------      --------

Net earnings (loss).......................................................................        $    110          (342)
                                                                                                    ======      ========

Basic earnings (loss) per share (1).......................................................        $    .07          (.26)
                                                                                                    ======     =========

Diluted earnings (loss) per share (1).....................................................             .07          (.26)
                                                                                                    ======     =========

Ratios and Other Data:

Return on average assets..................................................................             .30%       (2.71%)
Return on average equity..................................................................            1.72%      (10.35%)
Average equity to average assets..........................................................           17.47%        26.16%
Interest-rate spread during the period....................................................            4.02%         2.33%
Net yield on average interest-earning assets..............................................            8.04%         6.61%
Noninterest expenses to average assets....................................................            3.45%         7.24%
Ratio of average interest-earning assets to average
         interest-bearing liabilities.....................................................            1.05          1.69
Nonperforming loans and foreclosed real estate as a percentage of
         total assets at end of year......................................................             NIL           NIL
Allowance for credit losses as a percentage
         of total loans at end of year....................................................            1.12%         1.18%
Total number of banking offices...........................................................               2             1
Total shares outstanding at end of year (1)...............................................       1,571,624     1,415,220
Book value per share at end of year.......................................................      $     4.31          4.22



(1)      Share amounts  reflect the two-for-one  stock split effective  December
         15, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                      Year Ended December 31, 1997 and 1996


General

Citizens Community Bancorp, Inc. (the "Holding Company") was incorporated on May 24, 1995. The Holding Company owns 100% of the outstanding common stock of Citizens Community Bank (the "Bank") and Citizens Financial Corp. ("Citizens Financial") (collectively the "Company"). The Holding Company was organized simultaneously with the Bank and its primary business is the ownership and operation of the Bank and Citizens Financial. The Bank is a Florida state-chartered commercial bank and is insured by the Federal Deposit Insurance Corporation. The Bank opened for business on March 8, 1996, and provides community banking services to businesses and individuals in Collier County, Florida. Citizens Financial which was incorporated on March 27, 1997 as a mortgage origination company, but is currently inactive.

Liquidity and Capital Resources

A state-chartered commercial bank is required under Florida Law and FDIC regulations to maintain a liquidity reserve of at least 15% of its total transaction accounts and 8% of its total non-transaction accounts subject to certain restrictions. The reserve may consist of cash-on-hand, demand deposits due from correspondent banks, and other investments and short-term marketable securities.

The Company's primary source of cash during the year ended December 31, 1997 was from net deposit inflows of $19.1 million. Cash was used primarily to originate loans. At December 31, 1997, the Company had outstanding commitments to originate loans totaling $1.0 million and commitments to borrowers for available lines of credit totaling $5.1 million. At December 31, 1997, the Bank exceeded its regulatory liquidity requirements.

Regulation and Legislation

As a state-chartered commercial bank, the Bank is subject to extensive regulation by the Florida Department of Banking and Finance ("Florida DBF") and the Federal Deposit Insurance Corporation ("FDIC"). The Bank files reports with the Florida DBF and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. Periodic examinations are performed by the Florida DBF and the FDIC to monitor the Bank's compliance with the various regulatory requirements. The Holding Company and the Bank are also subject to regulation and examination by the Federal Reserve Board of Governors.

Year 2000 Compliance

Management has an ongoing program designed to ensure that its operational and financial systems will not be adversely affected by year 2000 software failures, due to processing errors arising from calculations using the year 2000 date. Based on current estimates the Bank expects to incur from between $25,000 and $30,000 over the next three years on its program to redevelop, replace, or repair its computer applications to make them "year 2000 compliant." While management believes it is doing everything technologically possible to assure year 2000 compliance, it is to some extent dependent upon vendor cooperation. Management is requiring its computer system and software vendors to represent that the products provided are, or will be, year 2000 compliant, and has planned a program of testing for compliance. It is recognized that any year 2000 compliance failures could result in additional expense to the Bank.

Credit Risk

The Company's primary business is making commercial, business, consumer, and real estate loans. That activity entails potential loan losses, the magnitude of which depend on a variety of economic factors affecting borrowers which are beyond the control of the Company. While the Company has instituted underwriting guidelines and credit review procedures to protect the Company from avoidable credit losses, some losses will inevitably occur. At December 31, 1996 or 1997, the Company had no nonperforming assets on loans delinquent 90 days or more, and has no charge-off experience.

The following table presents information regarding the Company's total allowance for losses as well as the allocation of such amounts to the various categories of loans (dollars in thousands):

                                                                                            At December 31,
                                                                              ---------------------------------------
                                                                                     1997                  1996
                                                                              ---------------------------------------
                                                                                          Loans                 Loans
                                                                                           To                    To
                                                                                          Total                 Total
                                                                              Amount      Loans      Amount     Loans
                                                                              ------      -----      ------     -----

               Commercial real estate loans............................        $  94         35%      $  62        31%
               Residential real estate loans...........................           42         27          22        36
               Commercial loans........................................          117         29          55        31
               Consumer loans..........................................           45          9           6         2
                                                                                ----       ----         ---       ---

               Total allowance for loan losses.........................        $ 298        100%      $ 145       100%
                                                                                 ===        ===         ===       ===

               Allowance for credit losses as a percentage
                  of the total loans outstanding.......................         1.12%                            1.18%
                                                                                ====                             ====

Loan Portfolio Composition

Commercial real estate loans and land loans comprise the largest group of loans in the Company's portfolio amounting to $9.4 million, or 35% of the total loan portfolio as of December 31, 1997. Commercial real estate loans consist of $8.6 million of loans secured by other nonresidential property and $800,000 of loans secured by undeveloped land.

Residential real estate loans comprise the second largest group of loans in the Company's loan portfolio, amounting to $7.3 million or 27% of the total loan portfolio as of December 31, 1997, of which approximately 98% are first mortgage loans. As of December 31, 1997, consumer loans and savings account loans, amounted to $2.3 million or 9% of the total loan portfolio.

The following table sets forth the composition of the Company's loan portfolio:

                                                                                            At December 31,
                                                                               --------------------------------------
                                                                                      1997                  1996
                                                                               --------------------------------------
                                                                                           % of                  % of
                                                                               Amount      Total    Amount      Total
                                                                               ------      -----    ------      -----
                                                                                                (in thousands)

         Commercial real estate........................................      $  9,423         35%  $  3,758        31%
         Residential real estate.......................................         7,261         27      4,384        36
         Commercial....................................................         7,710         29      3,815        31
         Consumer......................................................         2,261          9        305         2
                                                                               ------      -----     ------       ---

                                                                               26,655        100%    12,262       100%
                                                                                             ===                  ===

         Add (Subtract):
           Deferred costs (fees) net...................................            63                    (1)
           Allowance for credit losses.................................          (298)                 (145)
                                                                              -------                ------

         Loans, net....................................................      $ 26,420              $ 12,116
                                                                               ======                ======

Securities

The securities portfolio is comprised primarily of U.S. Treasury and U.S. Government agency securities. According to Financial Accounting Standards No. 115, the securities portfolio is categorized as either "held to maturity", "available for sale" or "trading". Securities held to maturity represent those securities which the Company has the positive intent and ability to hold to maturity. These securities are carried at amortized cost and were comprised of U.S. Treasury and U.S. Government agency securities at December 31, 1997. Securities available for sale represent those investments which may be sold for various reasons including changes in interest rates and liquidity considerations. These securities are reported at fair market value with unrealized gains and losses being reported as a separate component of stockholders equity, net of income taxes. Trading securities are held primarily for resale and are recorded at their fair values. Unrealized gains or losses on trading securities are included immediately in earnings. At December 31, 1997, the Company had no securities categorized as available for sale or trading.

The following table sets forth the carrying value of the Company's securities portfolio:

                                                                                                     At December 31,
                                                                                                     ---------------
                                                                                                   1997          1996
                                                                                                   ----          ----
                                                                                                       (in thousands)
     Securities held to maturity:
         U.S. Treasury securities.........................................................      $   250         1,743
         U.S. Government agency securities................................................        2,249           497
                                                                                                  -----         -----

                                                                                                $ 2,499         2,240
                                                                                                  =====         =====

The following table sets forth, by maturity distribution, certain information pertaining to the securities held to maturity portfolio as follows (dollars in thousands):

                                                                           After One Year
                                                   One Year or Less         to Five Years               Total
                                                   ----------------         -------------               -----
                                               Carrying      Average    Carrying     Average     Carrying     Average
                                                Value         Yield      Value        Yield       Value        Yield
                                                -----         -----      -----        -----       -----        -----

December 31, 1997:
     U.S. Treasury securities...............      $ 250       6.04%        $  -       -   %       $    250     6.04%
     U.S. Government
         agency securities..................        749       5.80           1,500    6.00           2,249     5.93
                                                    ---                      -----                   -----

     Total..................................      $ 999       5.81%        $ 1,500    6.00%       $  2,499     5.94%
                                                    ===       ====           =====    ====           =====     ====

December 31, 1996:
     U.S. Treasury securities...............        247       6.00%          1,496    5.78%          1,743     5.80%
     U.S. Government
         agency securities..................        497       5.80             -        -              497     5.80
                                                    ---                     ------                   -----

     Total..................................      $ 744       5.88%        $ 1,496    5.78%       $  2,240     5.80%
                                                    ===       ====           =====    ====           =====     ====

                         Regulatory Capital Requirements

Under FDIC regulations, the Bank is required to meet certain minimum regulatory capital requirements. This is not a valuation allowance and has not been created by charges against earnings. It represents a restriction on stockholders' equity.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

                                                                                                    To Be Well
                                                                                                    Capitalized
                                                                        Minimum                    for Purposes
                                                                      For Capital                  of Prompt and
                                               Actual              Adequacy Purposes:            Corrective Action
                                       ---------------------       ------------------            -----------------
                                       Amount            %          Amount          %           Amount            %
                                       ---------------------       ------------------            -----------------
                                                                          (dollars in thousands)
     As of December 31, 1997:
         Total capital (to Risk-
         Weighted Assets)........... $ 4,643           17.67%      $ 2,102          8.00%       $ 2,627          10.0%
         Tier I Capital (to Risk-
         Weighted Assets)...........   4,354           16.57         1,051          4.00          1,576           6.0
         Tier I Capital
         (to Average Assets)........   4,354           10.67         1,633          4.00          2,041           5.0

     As of December 31, 1996:
         Total capital (to Risk-
         Weighted Assets)...........   3,890           30.80%        1,011          8.00%         1,264          10.0%
         Tier I Capital (to Risk-
         Weighted Assets)...........   3,747           29.65           505          4.00            758           6.0
         Tier I Capital
         (to Average Assets)........   3,747           19.46           770          4.00            963           5.0

                                   Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest-rate risk inherent in its lending and deposit taking activities. To that end, management actively monitors and manages its interest-rate risk exposure. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet transactions are aggregated, and the resulting net positions are identified. Disclosures about the fair value of financial instruments, which reflect changes in market prices and rates, can be found in Note 7 of Notes to Consolidated Financial Statements.

The Company's primary objective in managing interest-rate risk is to minimize the adverse impact of changes in interest rates on the Bank's net interest income and capital, while adjusting the Company's asset-liability structure to obtain the maximum yield-cost spread on that structure. The Company relies primarily on its asset-liability structure to control interest rate risk.
However, a sudden and substantial increase in interest rates may adversely impact the Company's earnings, to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. The Company does not engage in trading activities.

                           Asset - Liability Structure

As part of its asset and liability management, the Company has emphasized establishing and implementing internal asset-liability decision processes, as well as communications and control procedures to aid in managing the Company's earnings. Management believes that these processes and procedures provide the Company with better capital planning, asset mix and volume controls, loan-pricing guidelines, and deposit interest-rate guidelines which should result in tighter controls and less exposure to interest-rate risk.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest-rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. The gap ratio is computed as rate sensitive assets/rate sensitive liabilities. A gap ratio of 1.0% represents perfect matching. A gap is considered positive when the amount of interest-rate sensitive assets exceeds interest-rate sensitive liabilities. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds interest-rate sensitive assets. During a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. During a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would adversely affect net interest income.

In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the results of operations, the Company's management continues to monitor asset and liability management policies to better match the maturities and repricing terms of its interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: (i) emphasizing the origination of adjustable-rate loans; (ii) maintaining a stable core deposit base; and (iii) maintaining a significant portion of liquid assets (cash and short-term securities).

The following table sets forth certain information relating to the Company's interest-earning assets and interest-bearing liabilities at December 31, 1997 that are estimated to mature or are scheduled to reprice within the period shown (dollars in thousands):

                                                     More
                                                     Than        More
                                                     Three     Than Six     More
                                                     Months     Months    Than One                    Over
                                         Three       to Six     to One     Year to      More Than      Ten
                                         Months      Months      Year     Five Years   Five Years     Years     Total
                                         ------      ------      ----     ----------   ----------     -----     -----
Mortgage and commercial loans (1):
    Variable rate .................... $  6,346       1,069         893        1,904          101      -       10,313
    Fixed rate    ....................      803         331       1,363       12,004          762     1,079    16,342
                                        -------      ------      ------       ------       ------     -----    ------

         Total loans..................    7,149       1,400       2,256       13,908          863     1,079    26,655

Federal funds sold....................    9,057        -           -            -            -         -        9,057
Securities (2)........................      500        -            499        1,500         -         -        2,499
                                        -------    --------      ------       ------      -------  --------    ------

         Total rate-sensitive assets..   16,706       1,400       2,755       15,408          863     1,079    38,211
                                         ------       -----       -----       ------        -----     -----    ------

Deposit accounts (3):
    Money market deposits.............    1,302        -           -            -            -         -        1,302
    NOW deposits......................   15,462        -           -            -            -         -       15,462
    Savings deposits..................      839        -           -            -            -         -          839
    Certificates of deposit...........    3,440       2,800       5,293        4,547          102      -       16,182
                                         ------       -----      ------       ------       ------  --------    ------

         Total rate-sensitive
             liabilities..............   21,043       2,800       5,293        4,547          102      -       33,785
                                         ======       =====      ======       ======       ======  ========    ======

GAP repricing differences............. $ (4,337)     (1,400)     (2,538)      10,861          761     1,079     4,426
                                         ======       =====       =====       ======       ======     =====    ======

Cumulative GAP........................   (4,337)     (5,737)     (8,275)       2,586        3,347     4,426
                                         ======       =====       =====       ======        =====     =====

Cumulative GAP/total assets...........    (9.8%)     (12.9%)     (18.6%)         5.8%         7.5%     10.0%
                                          ====        ====        ====       =======       ======     =====



(1) In preparing the table above, adjustable-rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans are scheduled, including repayment, according to their maturities.
(2)      Securities are scheduled through the maturity dates.
(3) Money-market, NOW, and savings deposits are regarded as ready accessible withdrawable accounts. Time deposits are scheduled through the maturity dates.

The following table reflects the contractual principal repayments by period of the Company's loan portfolio at December 31, 1997 (in thousands):

                                                                            Commercial
                                                            Residential        Real
         Years Ending                          Commercial    Mortgage         Estate         Consumer
         December 31,                            Loans        Loans           Loans           Loans             Total
         ------------                            -----        -----           -----           -----             -----
           1998.............................      $ 2,466         1,323          3,013            447           7,249
           1999.............................          494           540            604            252           1,890
           2000.............................        1,140         1,095          1,393            221           3,849
           2001-2002........................        1,233           482          2,207            214           4,136
           2003-2004........................        1,481           489          1,810            255           4,035
           2005 and beyond..................          896         3,332            396            872           5,496
                                                  -------         -----         ------          -----          ------

           Total............................      $ 7,710         7,261          9,423          2,261          26,655
                                                    =====         =====          =====          =====          ======

Of the $19.4 million of loans due after 1998, 71% of such loans have fixed interest rates and 29% have adjustable interest rates.

Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of loans is substantially less than their average contractual terms due to prepayments. In addition, due-on-sale clauses on loans generally give the Company the right to declare a conventional loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase, however, when current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgages are substantially higher than current mortgage loan rates.

Origination, Sale and Repayment of Loans. The Company generally originates loans on real estate located in its primary geographical lending area in Southwest Florida. Residential mortgage loan originations by the Company are attributable to depositors, other existing customers, advertising and referrals from real estate brokers and developers. The Company's residential mortgage loans generally are originated to ensure compliance with documentation and underwriting standards which permit their sale to the Federal National Mortgage Association ("Fannie Mae") and other investors in the secondary market.

The Company has, to a limited extent, engaged in the sale of whole loans. The Company utilizes the sale of fixed-rate loans and ARM loans to provide liquidity and funding sources for higher yielding loans.

The following table sets forth total loans originated, repaid and sold:

                                                                                              Year Ended December 31,
                                                                                              -----------------------
                                                                                             1997                1996
                                                                                             ----                ----
                                                                                                     (in thousands)
      Originations:
         Commercial loans................................................................    $    756           3,855
         Commercial real estate loans....................................................       9,426           3,797
         Residential mortgage loans......................................................      13,897           4,384
         Consumer loans..................................................................       2,888             305
                                                                                               ------         -------

             Total loans originated......................................................      26,967          12,341

         Less:
         Principal reductions............................................................       7,887              79
         Loans sold......................................................................       4,687            -
                                                                                               ------          ------

         Increase (decrease) in total loans..............................................    $ 14,393          12,262
                                                                                               ======          ======

                                                            14

Deposits and Other Sources of Funds

General. In addition to deposits, the sources of funds available for lending and other business purposes include loan repayments, loan sales, and securities sold under agreements to repurchase. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are influenced significantly by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in other sources, such as deposits at less than projected levels and are also used to fund the origination of mortgage loans designated to be sold in the secondary markets.

Deposits. Deposits are attracted principally from the Company's primary geographic market areas in Collier County, Florida. The Company offers a broad selection of deposit instruments including demand deposit accounts, NOW accounts, money market accounts, regular savings accounts, term certificate accounts and retirement savings plans (such as IRA accounts). Certificate of deposit rates are set to encourage longer maturities as cost and market conditions will allow. Deposit account terms vary, with the primary differences being the minimum balance required, the time period the funds must remain on deposit and the interest rate.

The Company has emphasized commercial banking relationships in an effort to increase demand deposits as a percentage of total deposits. The Company's courier service is expected to be in operation by the end of the first quarter of 1998. The courier service will serve the Company's business customers in Marco Island and Naples.

Management sets the deposit interest rates weekly based on a review of deposit flows for the previous week, a survey of rates among competitors and other financial institutions in Florida.

The following table shows the distribution of, and certain other information relating to, the Company's deposit accounts by type (dollars in thousands):

                                                                                     At December 31,
                                                                 ------------------------------------------------------
                                                                             1997                      1996
                                                                 ------------------------------------------------------
                                                                                 % of                         % of
                                                                   Amount       Deposits       Amount        Deposits
                                                                   ------       --------       ------        --------

         Demand deposits......................................    $  3,153          8.54%        $  2,366        13.23%
         NOW deposits.........................................      15,462         41.86            8,311        46.47
         Money-market deposits................................       1,302          3.52              418         2.34
         Savings deposits.....................................         839          2.27              360         2.01
                                                                  --------        ------          -------       ------

                  Subtotal....................................      20,756         56.19           11,455        64.05

         Certificate of deposits:
                  4.00% - 4.99%...............................       1,101          2.98              447         2.50
                  5.00% - 5.99%...............................       8,221         22.26            4,966        27.77
                  6.00% - 6.99%...............................       6,860         18.57            1,017         5.68
                                                                    ------        ------           ------       ------

         Total certificates of deposit (1)....................      16,182         43.81            6,430        35.95
                                                                    ------        ------           ------       ------

         Total deposit........................................    $ 36,938        100.00%        $ 17,885       100.00%
                                                                    ======        ======           ======       ======



(1) Includes individual retirement accounts ("IRAs") totaling $611,000 and $253,000 at December 31, 1997 and 1996, all of which are in the form of certificates of deposit.


Jumbo certificates ($100,000 and over) mature as follows (in thousands):

                                                                                                          At December 31,
                                                                                                      1997        1996

         Due three months or less...........................................................      $    872         -
         Due over three months to six months................................................           411         507
         Due over six months to one year....................................................         1,831         260
         Due over one year..................................................................           905         700
                                                                                                    ------       -----

                                                                                                   $ 4,019       1,467
                                                                                                     =====       =====


Results of Operations

The operating results of the Company depend primarily on its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities, consisting primarily of deposits. Net interest income is determined by the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest-rate spread") and the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's interest-rate spread is affected by regulatory, economic, and competitive factors that influence interest rates, loan demand, and deposit flows. In addition, the Company's net earnings are also affected by the level of nonperforming loans and foreclosed real estate, as well as the level of its noninterest income, and its noninterest expenses, such as salaries and employee benefits, occupancy and equipment costs and income taxes.

The following table sets forth, for the periods indicated, information regarding
(i) the total dollar amount of interest and dividend income of the Company from interest-earning assets and the resultant average yield; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average costs; (iii) net interest/dividend income; (iv) interest rate spread;
(v) net interest margin. Average balances are based on average daily balances.

                                                                    1997                              1996
                                                     -------------------------------------------------------------------
                                                                  Interest   Average                Interest  Average
                                                     Average         and      Yield/     Average      and      Yield/
                                                     Balance     Dividends    Rate       Balance   Dividends     Rate
                                                     -------     ---------    ----       -------   ---------     ----
Interest-earning assets:
     Loans......................................     $  20,537       1,914      9.32%   $  3,842         323      8.39%
     Securities.................................         2,346         141      6.01       2,052         119      5.78
     Other interest-earning assets (1)..........         8,516         468      5.50       5,306         298      5.62
                                                       -------       -----                ------         ---      ----

         Total interest-earning assets..........        31,399       2,523      8.04      11,200         740      6.61
                                                                     -----                               ---

Noninterest-earning assets......................         5,157                             1,443
                                                        ------                            ------

         Total assets...........................      $ 36,556                          $ 12,643
                                                        ======                            ======

Interest-bearing liabilities:
     Demand, money market and
         NOW deposits...........................        17,638         517      2.93       4,087         148      3.62
     Savings....................................           573          17      3.01         163           5      2.99
     Certificates of deposit....................        11,704         664      5.67       2,296         124      5.39
     Other......................................           125          10      8.00          66           6      9.42
                                                       -------       -----               -------         ---

         Total interest-bearing liabilities.....        30,040       1,208      4.02       6,612         283      4.28
                                                                     -----                               ---

Noninterest-bearing liabilities.................           128                             2,724
Stockholders' equity............................         6,388                             3,307
                                                        ------                            ------

         Total liabilities and
           stockholders' equity.................      $ 36,556                          $ 12,643
                                                        ======                            ======

Net interest/dividend income....................                   $ 1,315                             $ 457
                                                                     =====                               ===

Interest-rate spread (2)........................                                4.02%                             2.33%
                                                                                ====                              ====

Net interest margin (3).........................                                4.20%                             4.08%
                                                                                ====                              ====

Ratio of average interest-earning assets to
     average interest-bearing liabilities.......          1.05                              1.69
                                                          ====                              ====
----------------------------------------

(1)  Includes interest-bearing deposits and federal funds sold.
                                       18

(2) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net interest margin is net interest income dividend by average interest-earning assets.

Rate/Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume).


                                                                                         Year Ended December 31,
                                                                                             1997 vs. 1996
                                                                                       --------------------------
                                                                                       Increase (Decrease) Due to
                                                                                       --------------------------
                                                                                                      Rate/
                                                                                  Rate    Volume     Volume     Total
                                                                                  ----    ------     ------     -----
                                                                                                (In thousands)
Interest earning assets:
    Loans....................................................................     $ 35      1,401       155     1,591
    Securities...............................................................        5         17       -          22
    Other interest-earning assets............................................       (6)       180        (4)      170
                                                                                   ---      -----      ----     -----

      Total..................................................................       34      1,598       151     1,783
                                                                                    --      -----       ---     -----

Interest-bearing liabilities:
    Deposits:
      Demand, money-market and NOW deposits..................................      (28)       491       (94)      369
      Savings................................................................       -          12       -          12
      Certificates of deposit................................................        7        507        26       540
      Other..................................................................       (1)         6        (1)        4
                                                                                   ---     ------       ---     -----

      Total..................................................................      (22)     1,016       (69)      925
                                                                                    --      -----       ---     -----

Net change in net interest income............................................     $ 56        582       220       858
                                                                                    ==     ======       ===     =====

                              Results of Operations

Comparison of Years Ended December 31, 1997 and 1996


    General.  Net earnings for the year ended December 31, 1997 were $109,506 or
      $.07 per basic share ($.07 per diluted share) compared to a net loss $(342,295) or $(.26) per basic share ($.26 per diluted share) for the year ended December 31, 1996. This improvement in the Company's net operating results was primarily due to an increase in net interest income and noninterest income partially offset by an increase in noninterest expenses.

    Interest Income and Expense.  Interest income increased by $1.8 million from
      $.7 million for the year ended  December  31, 1996 to $2.5 million for the year ended December 31, 1997. Interest income on loans increased $1.6 million due an increase in the average loan portfolio balance from $3.8 million for the year ended December 31, 1996 to $20.5 million for 1997, as well as an increase in the weighted-average yield of 93 basis points. Interest on securities increased $22,000 due to an increase in the average securities balance from $2.1 million in 1996 to $2.3 million in 1997, as well as an increase in the average yield from 5.78% in 1996 to 6.01% in 1997. Interest on other interest-earning assets increased $170,000 primarily due to an increase from $5.3 million in average other interest-earning assets in 1996 to $8.5 million in 1997.

      Interest expense increased $925,000 in 1997 compared to 1996. Interest expense increased due to an increase of 5 basis points in the average yield paid on deposits for the year ended December 31, 1997 compared to 1996, and an increase in average deposits from $6.5 million to $29.9 million from 1996 to 1997.

    Provision for Loan Losses. The provision for loan losses was charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by the Company, industry standards, the amounts of nonperforming loans, general economic conditions, particularly as they relate to the Company's market areas, and other factors related to the collectibility of the Company's loan portfolio. Management believes that the allowance for loan losses of $298,000 is adequate at December 31, 1997.

    Other Income. Other income increased from $70,000 in 1996 to $273,000 in 1997 primarily because of gains from the sale of loans of $68,000 in 1997 with no corresponding amount in 1996 and increased service charges on deposit accounts in 1997 compared to 1996.

    Other Expense.  Total other  expense  increased  $345,000 for the year ended
      December 31, 1997 compared to 1996, primarily due to increases in employee compensation and benefits of $310,000 due to additional employees. All other operating expenses increased primarily due to the growth of the Bank.

    Income Taxes. The income tax provision was $66,000 (an effective rate of 37.6%) for 1997 compared to a credit of $(191,000) (an effective rate of (35.8)%) for 1996).

                     Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

                         Future Accounting Requirements

Financial Accounting Standards 130 - Reporting Comprehensive Income establishes standards for reporting comprehensive income. The Standard defines comprehensive income as the change in equity of an enterprise except those resulting from stockholder transactions. All components of comprehensive income are required to be reported in a new financial statement that is displayed with equal prominence as existing financial statements. The Company will be required to adopt this Standard effective January 1, 1998. As the Statement addresses reporting and presentation issues only, there will be no impact on operating results from the adoption of this Standard.

Financial Accounting Standards 131 - Disclosures about Segments of an Enterprise and Related Information establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company will be required to adopt this Standard effective January 1, 1998. As the Standard addresses reporting and disclosure issues only, there will be no impact on operating results from adoption of this Standard.

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES
                              Marco Island, Florida


                    Audited Consolidated Financial Statements
             December 31, 1997 and 1996 and For the Years Then Ended


                  (Together with Independent Auditors' Report)

                          Independent Auditors' Report



Board of Directors
Citizens Community Bancorp, Inc.
Marco Island, Florida:

We have audited the accompanying consolidated balance sheets of Citizens Community Bancorp, Inc. and Subsidiaries (the "Company") at December 31, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.




/s/HACKER, JOHNSON, COHEN & GRIEB PA
------------------------------------
   HACKER, JOHNSON, COHEN & GRIEB PA
   Tampa, Florida
   February 6, 1998


                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets

                                                                                                At December 31,
                                                                                                ---------------
                                                                                            1997              1996
                                                                                            ----              ----
    Assets

Cash and due from banks..............................................................  $  3,153,577         1,353,777
Federal funds sold...................................................................     9,057,000         6,688,000
                                                                                         ----------        ----------

              Cash and cash equivalents..............................................    12,210,577         8,041,777

Securities held to maturity..........................................................     2,498,614         2,240,290
Loans, net of allowance for loan losses of $298,000 and $145,000.....................    26,420,149        12,115,911
Premises and equipment, net..........................................................     2,845,997         2,293,140
Accrued interest receivable and other assets.........................................       308,152           132,406
Deferred income taxes................................................................       138,043           204,000
                                                                                         ----------        ----------

              Total assets...........................................................  $ 44,421,532        25,027,524
                                                                                         ==========        ==========

    Liabilities and Stockholders' Equity

Liabilities:
    Demand deposits..................................................................     3,153,135         2,366,487
    Savings and NOW deposits.........................................................    16,300,813         8,670,357
    Money-market deposits............................................................     1,302,296           417,775
    Time deposits....................................................................    16,182,123         6,430,485
                                                                                         ----------        ----------

              Total deposits.........................................................    36,938,367        17,885,104

    Official checks..................................................................       473,521           579,703
    Mortgage payable.................................................................        -                525,000
    Accrued interest payable and other liabilities...................................       238,886            73,534
                                                                                         ----------        ----------

              Total liabilities......................................................    37,650,774        19,063,341
                                                                                         ----------        ----------

Commitments (Note 7)

Stockholders' Equity:
    Preferred stock, $.01 value, 2,000,000 shares authorized,
         none issued or outstanding..................................................        -                   -
    Common stock, $.01 par value 8,000,000 shares authorized
         and 1,571,624 and 707,610 shares issued and outstanding.....................        15,716             7,076
    Additional paid-in capital.......................................................     7,010,515         6,322,086
    Accumulated deficit..............................................................      (255,473)         (364,979)
                                                                                        -----------        ----------

              Total stockholders' equity.............................................     6,770,758         5,964,183
                                                                                         ----------        ----------

              Total liabilities and stockholders' equity.............................  $ 44,421,532        25,027,524
                                                                                         ==========        ==========

See Accompanying Notes to Consolidated Financial Statements.

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES
                      Consolidated Statements of Operations
                                                                                         Year Ended December 31,
                                                                                         -----------------------
                                                                                         1997               1996
                                                                                         ----               ----
Interest income:
    Loans  ........................................................................  $ 1,913,828            322,538
    Securities.....................................................................      140,545            118,531
    Federal funds sold.............................................................      468,404            254,864
    Deposits in banks..............................................................        -                 43,863
                                                                                     -----------            -------

           Total interest income...................................................    2,522,777            739,796
                                                                                     -----------            -------

Interest expense:
    Deposits.......................................................................    1,197,823            276,691
    Other  ........................................................................        9,573              6,182
                                                                                     -----------           --------

           Total interest expense..................................................    1,207,396            282,873
                                                                                     -----------            -------

Net interest income................................................................    1,315,381            456,923

Provision for loan losses..........................................................      153,000            145,000
                                                                                     -----------            -------

           Net interest income after provision for loan losses.....................    1,162,381            311,923
                                                                                     -----------            -------

Noninterest income:
    Gain on sale of loans..........................................................       68,476              -
    Other service charges and fees.................................................      176,974             57,412
    Other  ........................................................................       27,652             12,297
                                                                                     -----------           --------

           Total noninterest income................................................      273,102             69,709
                                                                                     -----------           --------

Noninterest expense:
    Compensation and  benefits.....................................................      641,693            332,124
    Occupancy and equipment........................................................      167,755            153,548
    Advertising....................................................................       31,917             20,491
    Organizational expenses........................................................       -                 100,079
    Professional fees..............................................................       18,108             35,257
    Office supplies................................................................       30,120             68,982
    Data processing................................................................       62,195             33,765
    Other  ........................................................................      308,232            170,681
                                                                                     -----------            -------

           Total noninterest expense...............................................    1,260,020            914,927
                                                                                     -----------            -------

Earnings (loss) before income taxes (benefit)......................................      175,463           (533,295)

           Income taxes (benefit)..................................................       65,957           (191,000)
                                                                                     -----------            -------

Net earnings (loss)................................................................  $   109,506           (342,295)
                                                                                     ===========            =======

Earnings (loss) per share:

           Basic...................................................................  $       .07               (.26)
                                                                                     ===========           ========
           Diluted.................................................................  $       .07               (.26)
                                                                                     ===========           ========

See Accompanying Notes to Consolidated Financial Statements.

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES
           Consolidated Statements of Changes in Stockholders' Equity


                                                   Common Stock
                                        -----------------------------------
                                                       Number                    Additional                           Total
                                        Preferred       of                         Paid-In        Accumulated     Stockholders'
                                          Stock        Shares        Amount        Capital         Deficit             Equity
                                          -----        ------        ------        -------         -------             ------

Balance at December 31, 1995...........  $ 21,000        -             -                -             (22,684)          (1,684)

Redemption of 210 shares of
     preferred stock...................   (21,000)       -             -                -                -             (21,000)

Issuance of 707,610 shares of
     common stock......................      -        707,610         7,076        6,322,086             -           6,329,162

Net loss   ............................      -            -            -                -            (342,295)        (342,295)
                                         ---------- ----------       ------        ---------          -------        ---------

Balance at December 31, 1996...........      -        707,610         7,076        6,322,086         (364,979)       5,964,183

Issuance shares of common
     stock at $9.00....................      -         77,452           774          689,545             -             690,319

Two-for-one stock split on
     December 15, 1997.................      -        785,062         7,851           (7,851)            -                -

Issuance of shares at $4.50............      -          1,500            15            6,735             -               6,750

Net earnings...........................      -            -            -                -             109,506          109,506
                                       -----------------------       ------        ---------          -------        ---------

Balance at December 31, 1997........... $      -    1,571,624        15,716        7,010,515         (255,473)       6,770,758
                                         ========== =========        ======        =========          =======        =========



















See Accompanying Notes to Consolidated Financial Statements.

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows


                                                                                         Year Ended December 31,
                                                                                         -----------------------
                                                                                         1997               1996
                                                                                         ----               ----
Cash flows from operating activities:
    Net earnings (loss)............................................................  $   109,506           (342,295)
    Adjustments to reconcile net earnings (loss) to net cash used in operating activities:
         Depreciation..............................................................       82,818             73,610
         Provision for loan losses.................................................      153,000            145,000
         Provision (credit) for deferred income taxes..............................       65,957           (191,000)
         Amortization of loan fees, premiums and discounts.........................     (148,005)           (19,340)
         (Increase) decrease in accrued interest receivable and other assets.......     (175,746)            14,592
         Loans originated for sale.................................................   (4,687,283)            -
         Sale of loans originated for sale.........................................    4,755,759             -
         Gain on sale of loans.....................................................      (68,476)            -
         Increase in accrued interest payable and other liabilities................      165,352             24,503
                                                                                     -----------        -----------

                  Net cash provided by (used in) operating activities..............      252,882           (294,930)
                                                                                     -----------        -----------

Cash flows from investing activities:
    Purchase of securities held to maturity........................................   (1,750,000)        (5,220,309)
    Maturities of securities held to maturity......................................    1,500,000          3,000,000
    Net increase in loans..........................................................  (14,317,557)       (12,261,552)
    Purchase of premises and equipment.............................................     (635,675)        (1,163,961)
                                                                                     -----------        -----------

                  Net cash used in investing activities............................  (15,203,232)       (15,645,822)
                                                                                     ------------       -----------

Cash flows from financing activities:
    Net increase in demand, savings, NOW and money-market deposits.................    9,301,625         11,454,619
    Net increase in time deposits..................................................    9,751,638          6,430,485
    Net (decrease) increase in official checks.....................................     (106,182)           579,703
    Repayment of advances from organizers..........................................       -                (239,000)
    Redemption of preferred stock..................................................       -                 (21,000)
    Sale of common stock...........................................................      697,069          6,329,162
    Payment of mortgage payable....................................................     (525,000)          (593,806)
                                                                                     -----------        ------------

                  Net cash provided by financing activities........................   19,119,150         23,940,163
                                                                                      ----------        -----------

Net increase in cash and cash equivalents..........................................    4,168,800          7,999,411

Cash and cash equivalents at beginning of year.....................................    8,041,777             42,366
                                                                                      ----------        -----------

Cash and cash equivalents at end of year...........................................  $12,210,577          8,041,777
                                                                                      ==========        ===========

Supplemental disclosure of cash flow information: Cash paid during the year for:
         Interest .................................................................  $ 1,093,507            233,273
                                                                                      ==========        ===========

         Income taxes..............................................................  $     -                  -
                                                                                     ===========        ===========

    Noncash transactions-
         Issuance of mortgage payable for acquisition of property..................  $     -                525,000
                                                                                     ==============     ===========

See Accompanying Notes to Consolidated Financial Statements.

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                 For the Years Ended December 31, 1997 and 1996


(1) Summary of Significant Accounting Policies
    Organization.  Citizens Community Bancorp,  Inc. (the "Holding Company") was
         incorporated on May 24, 1995. The Holding Company owns 100% of the outstanding common stock of Citizens Community Bank of Florida (the "Bank") and 100% of Citizens Financial Corp. ("Citizens Financial") (collectively the "Company"). The Holding Company was organized simultaneously with the Bank and its primary business is the ownership and operation of the Bank and Citizens Financial. The Bank is a Florida state-chartered commercial bank and is insured by the Federal Deposit Insurance Corporation. The Bank opened for business on March 8, 1996 and provides community banking services to businesses and individuals in Collier County, Florida. Citizens Financial was formed and commenced business as a mortgage broker in 1997.

    Basis of Presentation. The accompanying consolidated financial statements of the Company include the accounts of the Holding Company, the Bank and Citizens Financial. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of the Company conform to generally accepted accounting principles and to general practices within the banking industry.

    Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Securities Held to Maturity. United States government treasury and agency securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

    Loans Held for Sale. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. At December 31, 1997 and 1996 there were no loans held for sale.

    Loans Receivable.  Loans  receivable that  management  has  the  intent  and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

         Loan  origination  fees  and  certain  direct   origination  costs  are
         capitalized and recognized as an adjustment of the yield of the related loan.

         The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

         The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES
              Notes to Consolidated Financial Statements, Continued

(1)  Summary of Significant Accounting Policies, Continued
    Premises  and  Equipment.  Premises  and  equipment  are stated at cost less
    accumulated   depreciation.   Depreciation   expense  is   computed  on  the
    straight-line basis over the estimated useful life of each type of asset.

    Stock-Based  Compensation.  Statement of Financial  Accounting Standards No.
         123, "Accounting for Stock-Based Compensation" ("Statement 123") establishes a "fair value" based method of accounting for stock-based compensation plans and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" (Opinion 25). The Company has elected to follow Opinion 25 and related interpretations in accounting for its employee stock options. Statement 123 requires the disclosure of proforma net earnings and earnings per share determined as if the Company accounted for its employee stock options under the fair value method of that Statement.

    Income Taxes. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

    Off-Balance-Sheet  Instruments.  In the  ordinary  course  of  business  the
         Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded.

    Advertising.  The Company expenses all media advertising as incurred.

    Fair Values of Financial Instruments. The following methods and assumptions were used by the Company in estimating fair values of financial instruments disclosed herein:

         Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

         Securities Held to Maturity. Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

         Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

         Deposit Liabilities. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

         Accrued Interest. The carrying amounts of accrued interest approximate their fair values.

         Off-Balance-Sheet Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

    Earnings (Loss) Per Share. Earnings (loss) per share ("EPS") of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding. For purposes of calculating diluted EPS because there is no active trading market for the Company's common stock, the average book value per share was used. For 1997 and 1996, outstanding warrants and stock options were not dilutive. The weighted average number of shares outstanding in 1997 and 1996 were 1,558,457 and 1,331,624, respectively.

    Future  Accounting  Requirements.   Financial  Accounting  Standards  130  -
         Reporting Comprehensive Income establishes standards for reporting comprehensive income. The Standard defines comprehensive income as the change in equity of an enterprise except those resulting from stockholder transactions. All components of comprehensive income are required to be reported in a new financial statement that is displayed with equal prominence as existing financial statements. The Company will be required to adopt this Standard effective January 1, 1998. As the Statement addresses reporting and presentation issues only, there will be no impact on operating results from the adoption of this Standard.

         Financial Accounting Standards 131 - Disclosures about Segments of an Enterprise and Related Information establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company will be required to adopt this Standard effective January 1, 1998. As the Standard addresses reporting and disclosure issues only, there will be no impact on operating results from adoption of this Standard.

(2)  Securities Held to Maturity
    Securities have been classified as held to maturity, in accordance with management's intent. The carrying amount of securities and their approximate fair values are as follows:

                                                     Amortized         Unrealized        Unrealized          Fair
                                                         Cost            Gains             Losses            Value
                                                     ---------         ----------        ----------          ----
         December 31, 1997:
              U.S. Treasuries...................    $   249,786                56              -               249,842
              U.S. Government agencies..........      2,248,828               -              (1,410)         2,247,418
                                                      ---------            ------             -----          ---------

                                                    $ 2,498,614                56            (1,410)         2,497,260
                                                      =========            ======             =====          =========

         December 31, 1996:
              U.S. Treasuries...................      1,743,345            10,069            (2,251)         1,751,163
              U.S. Government agencies..........        496,945               -              (5,079)           491,866
                                                      ---------            ------             -----          ---------

                                                    $ 2,240,290            10,069            (7,330)         2,243,029
                                                      =========            ======             =====          =========

    There were no sales of securities in 1997 or 1996.

    The scheduled maturities of securities at December 31, 1997 are as follows:
                                                                                              Amortized        Fair
                                                                                               Cost            Value
                                                                                              ---------        -----

              Due in one or less..........................................................  $   998,614        998,200
              Due after one through five years.............................................   1,500,000      1,499,060
                                                                                              ---------      ---------
                                                                                            $ 2,498,614      2,497,260
                                                                                              =========      =========


                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(3)  Loans
    The components of loans are as follows:

                                                                                                  At December 31,
                                                                                                  ---------------
                                                                                                1997           1996
                                                                                                ----           ----

              Commercial real estate....................................................   $  9,422,955     3,757,335
              Residential real estate...................................................      7,260,686     4,384,301
              Commercial................................................................      7,710,001     3,814,584
              Consumer..................................................................      2,261,622       305,332
                                                                                             ----------    ----------

                                                                                             26,655,264    12,261,552

              Add (Subtract):
                Deferred costs (fees), net..............................................         62,885          (641)
                Allowance for loan losses...............................................       (298,000)     (145,000)
                                                                                            -----------   -----------

              Loans, net................................................................   $ 26,420,149    12,115,911
                                                                                             ==========    ==========

    An analysis of the change in the allowance for loan losses follows:

                                                                                                       Year Ended December 31,
                                                                                               1997           1996
                                                                                               ----           ----

              Beginning balance.........................................................      $ 145,000          -
              Provision for loan losses.................................................        153,000       145,000
                                                                                                -------       -------

                                                                                              $ 298,000       145,000
                                                                                                =======       =======

    The Company had no impaired loans in 1997 or 1996.


                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES


(4)  Premises and Equipment
    A summary of premises and equipment follows:


                                                                                               At December 31,
                                                                                               ---------------
                                                                                            1997             1996
                                                                                            ----             ----

              Land..................................................................    $   931,056           931,056
              Bank premises.........................................................      1,581,383           536,576
              Construction in progress..............................................         -                696,276
              Furniture, fixtures and equipment.....................................        442,775           163,566
                                                                                          ---------         ---------

                  Total, at cost....................................................      2,955,214         2,327,474

                  Less accumulated depreciation.....................................        109,217            34,334
                                                                                         ----------         ---------

                  Premises and equipment, net.......................................    $ 2,845,997         2,293,140
                                                                                          =========         =========

(5)  Deposits
    The aggregate amount of certificates of deposit with a minimum denomination of $100,000, was approximately $4,019,000 and $1,467,000 at December 31, 1997 and 1996, respectively.

    A schedule of maturities of certificates of deposit follows:

              Year Ending
              December 31,                                                                 Amount
              ------------                                                                 ------

                  1998..............................................................   $ 11,532,779
                  1999..............................................................      4,261,691
                  2000..............................................................        285,653
                  2001..............................................................        -
                  2002 and thereafter...............................................        102,000
                                                                                        -----------

                                                                                       $ 16,182,123

(6)  Mortgage Payable
    At December 31, 1996, the Company had an 8% note payable collateralized by a mortgage on a future branch site. The note was payable based on a 20 year amortization with a balloon payment due 2001. This note was repaid during 1997.

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(7) Financial Instruments
    The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

    The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counterparty.

    The estimated fair values of the Company's financial instruments were as follows (in thousands):

                                                                 At December 31, 1997         At December 31, 1996
                                                                 --------------------         --------------------
                                                                 Carrying        Fair         Carrying           Fair
                                                                  Amount         Value          Amount           Value
                                                                  ------         -----          ------           -----
         Financial assets:
              Cash and cash equivalents.....................     $ 12,211         12,211          8,042          8,042

              Securities held to maturity...................        2,499          2,497          2,241          2,243

              Loans receivable..............................       26,420         26,681         12,116         12,116

              Accrued interest receivable...................          220            220            101            101

         Financial liabilities:

              Deposit liabilities...........................       36,938         37,053         17,885         17,921

    A summary of the notional amounts of the Company's financial instruments, which approximates market value with off balance sheet risk at December
         31, 1997 follows (in thousands):

              Unfunded loan commitments at variable rates.............................     $    997
                                                                                             ======

              Available lines of credit...............................................     $  5,110
                                                                                              =====

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(8)  Credit Risk
    The Company grants the majority of its loans to borrowers throughout Collier County, Florida. Although the Company has a diversified loan portfolio, a significant portion of its borrowers' ability to honor their contracts is dependent upon the economy in Collier County, Florida.

(9)  Income Taxes
    The income tax provision (benefit) consisted of the following:

                                                                                                Year Ended December 31,
                                                                                                -----------------------
                                                                                                  1997          1996
                                                                                                  ----          ----
              Deferred:
                  Federal...................................................................    $ 56,317      (163,000)
                  State.....................................................................       9,640       (28,000)
                                                                                                  ------       -------

                     Total deferred provision (credit)......................................    $ 65,957      (191,000)
                                                                                                  ======       =======

    The reasons for the differences between the statutory federal income tax rate and the effective tax rate are summarized as follows:

                                                                                 1997                    1996
                                                                           ------------------      ------------------
                                                                                       % of                    % of
                                                                                     Pretax                   Pretax
                                                                           Amount  Earnings        Amount      Loss
                                                                           ------  --------        ------      ----
              Income tax benefit at statutory Federal
                  income tax rate......................................   $ 59,657      34.0%    $(181,320)    (34.0)%
              Increase (decreases) resulting from
                  State taxes, net of federal tax benefit..............      6,362       3.6       (18,480)     (3.4)
                  Other................................................        (62)      -           8,800       1.6
                                                                          --------   -------       -------      ----

                                                                          $ 65,957      37.6%    $(191,000)    (35.8)%
                                                                            ======      ====       =======      ====

                                                                     (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(9)  Income Taxes, Continued
    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

                                                                                                At December 31,
                                                                                                ---------------
                                                                                             1997            1996
                                                                                             ----            ----
              Deferred tax assets:
                  Allowance for loan losses...........................................    $     -            45,000
                  Contributions.......................................................        1,451           1,000
                  Net operating loss carryforward.....................................      154,500         158,000
                  Organization and start-up costs.....................................       33,753          -
                                                                                            -------         -------

                    Total deferred tax asset..........................................      189,704         204,000
                                                                                            -------         -------

              Deferred tax liabilities:
                  Depreciation........................................................       25,522          -
                  Accrual to cash adjustment..........................................       24,154          -
                  Allowance for loan losses...........................................        1,985          -
                                                                                            -------         ------

                    Total deferred tax liabilities....................................       51,661          -
                                                                                            -------         ------

                    Net deferred income taxes.........................................    $ 138,043         204,000
                                                                                            =======         =======

    At December 31, 1997, the Company had a net operating loss carryforward for federal and state income tax purposes of approximately $411,000 to offset future taxable income, which expires in the year 2011.

(10)  Stock Options
    The Company established an Incentive Stock Option plan for officers and employees and reserved 200,000 shares of common stock for the plan. At December 31, 1997, 36,600 shares remain available for grant. The options vest at the rate of 20% per year beginning one year after grant.

                                                                                  Range
                                                                                 of Per     Weighted-
                                                                      Number      Share      Average      Aggregate
                                                                      of          Option    Per Share      Option
                                                                      Shares     Price        Price        Price
                                                                      ------     -----        -----        -----

              Outstanding at December 31, 1995....................      -    $       -             -            -
              Options granted.....................................   51,000         4.50         4.50        229,500
                                                                     ------                                  -------

              Outstanding at December 31, 1996....................   51,000         4.50         4.50        229,500
              Options granted.....................................  125,000    4.50-6.00         5.18        648,090
              Options terminated..................................  (12,600)        4.50         4.50        (56,700)
              Options exercised...................................   (8,000)        4.50         4.50        (36,000)
                                                                    -------                                  -------

              Outstanding at December 31, 1997....................  155,400  $ 4.50-6.00         5.05        784,890
                                                                    =======    =========         ====        =======

    The weighted-average remaining contractual of the outstanding stock options at December 31, 1997 and 1996 was 114 months and 76.8 months, respectively.
                                                                     (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

    These options are exercisable as follows:

               Year Ending
               -----------

                     1998.........................................    43,800
                     1999.........................................    28,600
                     2000.........................................    28,600
                     2001.........................................    25,800
                     2002.........................................    28,600
                                                                     -------

                                                                     155,400
                                                                     =======

    In order to calculate the fair value of the options, it was assumed that the risk-free interest rate was 6.0%, there would be no dividends paid by the Company over the exercise period, the expected life of the options would be the entire exercise period and stock volatility would be zero due to the lack of an active market for the stock. The following information pertains to the fair value of the options granted to purchase common stock:

                                                                                          1997               1996
                                                                                          ----               ----
               Weighted-average grant-date fair value of options
                     issued during the year.........................................   $ 168,041           59,505
                                                                                         =======           ======

    Forpurposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net earnings and earnings per share were as follows:

                                                                                            1997             1996
                                                                                            ----             ----

               Net earnings (loss) - as reported ...................................    $ 109,506         (342,295)
               Net earnings (loss) - pro forma......................................       97,605         (342,295)
               Basic earnings (loss) per share - as reported........................          .07             (.26)
               Basic earnings (loss) per share - pro forma..........................          .06             (.26)

(11)  Stockholders' Equity
    TheBoard of Directors voted to split the common shares on a two-for-one basis effective December 15, 1997. All share amounts reflect this split.

    TheBank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 1997, the Bank had no amounts available for dividends.

    As of December 31, 1996, the Company had sold 1,415,220 shares of common stock for an aggregate of $6,368,490. The Company incurred $39,328 in offering expenses relating to their public offering of the Company's common stock and warrants. Offering expenses were deducted from the proceeds received from the sale of common stock and warrants.

    During the initial offering period shares were offered in units with a unit consisting of one share of common stock and one warrant. Each warrant entitles the holder thereof to purchase one share of additional common stock for $4.50 per share during the 24 month period ending June 16, 1998. There were 670,000 warrants issued and as of December 31, 1997 there were 642,775 warrants outstanding entitling the holders to purchase 642,775 shares of the Company's stock.

                                                                     (continued)
                                       37

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(12) Regulatory Matters
    TheHolding  Company and the Bank are subject to various  regulatory  capital requirements administered by various regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk- weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Company meets all capital adequacy requirements to which it is subject.

    As of December 31, 1997, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios are also presented in the table (dollars in thousands).

                                                                                                    To Be Well
                                                                                                 Capitalized Under
                                                                         Minimum                   the Provisions
                                                                       For Capital                 of Prompt and
                                               Actual               Adequacy Purposes:           Corrective Action
                                       -----------------------   ----------------------     ------------------------
                                       Amount            %          Amount           %          Amount            %
                                       ------         ------       ------         ------        ------         ------
     As of December 31, 1997:
         Total capital (to Risk
         Weighted Assets)..........   $ 4,643          17.67%    $ 2,102          8.00%      $ 2,627           10.0%
         Tier I Capital (to Risk
         Weighted Assets)..........     4,354          16.57       1,051          4.00         1,576            6.0
         Tier I Capital
         (to Average Assets).......     4,354          10.67       1,633          4.00         2,041            5.0

     As of December 31, 1996:
         Total capital (to Risk
         Weighted Assets)..........     3,890          30.80       1,011          8.00         1,264           10.0
         Tier I Capital (to Risk
         Weighted Assets)..........     3,747          29.65         505          4.00           758            6.0
         Tier I Capital
         (to Average Assets).......     3,747          19.46         770          4.00           963            5.0

                                                                     (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(13)  Parent Company Only Financial Information
     The Holding Company's financial information is as follows:

                                               Condensed Balance Sheets
                                                    (In thousands)
                                                                                                     At December 31,
                                                                                                     ---------------
                                                                                                    1997         1996
                                                                                                    ----         ----
                  Assets

              Cash.............................................................................   $   271        1,313
              Loans receivable.................................................................     1,261          661
              Investment in subsidiary.........................................................     4,458        3,747
              Premises and equipment, net......................................................       785          754
              Other assets.....................................................................      -              23
                                                                                                 --------        -----

                  Total assets.................................................................   $ 6,775        6,498
                                                                                                    =====        =====

                  Liabilities and Stockholders' Equity

              Mortgage payable.................................................................     -              525
              Liabilities......................................................................         4            9
              Stockholders' equity.............................................................     6,771        5,964
                                                                                                    -----        -----

                  Total liabilities and stockholders' equity...................................   $ 6,775        6,498
                                                                                                    =====        =====

                                          Condensed Statements of Operations
                                                    (In thousands)
                                                                                                        Year Ended
                                                                                                       December 31,
                                                                                                       ------------
                                                                                                    1997          1996
                                                                                                    ----          ----

              Revenues.........................................................................     $ 162          69
              Expenses.........................................................................      (146)        (78)
                                                                                                      ---         ---

                  Income (loss) before income (loss) of subsidiary.............................        16          (9)
                  Income (loss) of subsidiary..................................................        94        (333)
                                                                                                    -----         ---

                  Net income (loss)............................................................     $ 110        (342)
                                                                                                      ===         ===

                                                                     (continued)
                                                          39

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(13)  Parent Company Only Financial Information, Continued


                                          Condensed Statements of Cash Flows
                                                    (In thousands)
                                                                                                        Year Ended
                                                                                                       December 31,
                                                                                                       ------------
                                                                                                     1997        1996
                                                                                                     ----        ----
         Cash flows from operating activities:
              Net earnings (loss).............................................................    $   110        (342)
              Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
                  Equity in undistributed (earnings) loss of subsidiaries.....................        (94)        333
                  Net decrease in other assets................................................         23         137
                  Decrease in other liabilities...............................................         (5)        (40)
                  Depreciation................................................................         17           3
                                                                                                   ------       -----

                  Net cash provided by operating activities...................................         51          91
                                                                                                   ------       -----

         Cash flows from investing activities:
              Purchase of property and equipment, net of transfer to subsidiary...............        (48)        446
              Net increase in loans receivable................................................       (600)       (661)
                                                                                                   ------       -----

                  Net cash used in investing activities.......................................       (648)       (215)
                                                                                                   ------       -----

         Cash flows from financing activities:
              Repayment of mortgage note payable..............................................       (525)       (594)
              Net proceeds from issuance of common stock......................................        697       6,329
              Retire preferred stock..........................................................       -            (21)
              Repayment of advances from organizers...........................................       -           (239)
              Investment in subsidiary........................................................       (617)     (4,080)
                                                                                                   ------       -----

                  Net cash provided by financing activities...................................       (445)      1,395
                                                                                                  -------       -----

         Net (decrease) increase in cash......................................................     (1,042)      1,271

         Cash at beginning of the year........................................................      1,313          42
                                                                                                    -----      ------

         Cash at end of year..................................................................    $   271       1,313
                                                                                                    =====       =====

                             DIRECTORS AND OFFICERS

CITIZENS COMMUNITY BANCORP, INC.

OFFICERS

Richard Storm, Jr.
Chairman and Chief Executive Officer & President

James S. Hagedorn
Vice Chairman

Stephen A. McLaughlin
Vice President
Secretary/Treasurer

Diane M. Beyer
Assistant Secretary

Jack Wolf
Assistant Treasurer

Bruce G. Fedor
Vice President General Counsel

DIRECTORS

Richard Storm, Jr.
Chairman
President Storm & Company
President Loanstar Capital

Joel M. Cox, Sr.
Vice President and Director of Cox's Insurance Agency

Stephen A. McLaughlin
Vice President-Secretary/Treasurer

James S. Hagedorn
Vice Chairman
President Waterside Properties

Diane M. Beyer
Human Resources Consultant

Thomas B. Garrision
Network Technology Manager for Barron-Collier
Companies

Dennis J. Lynch
Owner and President of Dennis J. Lynch and Associates, a commercial real estate sales agency

Jack Wolf
Practicing Dentist in Naples, Florida

Louis Smith
Owner of Pat's Hallmark Card Store

CITIZENS COMMUNITY BANK OF FLORIDA

OFFICERS

Michael A. Micallef, Jr.
President and Chief Executive Officer

Joel M. Cox, Sr.
Chairman

James S. Hagedorn
Vice Chairman

David E. Klein
Executive Vice President

Bruce G. Fedor
Vice President & Compliance Officer

Stephen A. McLaughlin
Vice President, Secretary to the Board

Sharon K. Ginn
Vice President-Cashier

Scott Dupes
Vice President/Branch Manager - East Trail

Jamie Greusel
Assistant Secretary

DIRECTORS

Joel M. Cox, Sr.
Chairman

James S. Hagedorn
Vice Chairman

Michael A. Micallef, Jr.
President

Stephen A. McLaughlin
Secretary

Diane M. Beyer
Human Resources Consultant

Thomas B. Garrison
Network Technology Manager for Barron-Collier
Companies

Jamie B. Greusel
Partner - Berry & Greusel
Attorneys

Dennis J. Lynch
Owner and President of Dennis J. Lynch and Associates, a commercial real estate sales agency

Linda Sandlin
Realtor - REMAX

Richard Storm, Jr.
President Storm & Company
President Loanstar Capital

Robert Marks, CLU
Retired